UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 2007

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

 (Address of principal executive office)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated financial statements

June 30, 2007

(Translation of original in Spanish)

CONTENTS

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Report of Independent Auditors

Ch$

-

Chilean pesos

ThCh$

-

Thousands of Chilean pesos

US$

-

United States dollars

ThUS$

-

Thousands of United States dollars

R$

-

Brazilian Reais

ThR$

-

Thousands of Brazilian Reais

AR$

-

Argentine pesos

ThAR$

-

Thousands of Argentine pesos

UF

-

Unidades de Fomento (Chilean government inflation-indexed monetary units)

€

-

Euros

Th€

-

Thousands of Euros

REPORT OF INDEPENDENT AUDITORS

(Translation of original in Spanish)

Santiago, July 25, 2007

To the Shareholders and Directors

Embotelladora Andina S.A.

We have reviewed the accompanying Consolidated Balance Sheets of Embotelladora Andina S.A. and its subsidiaries (the “Company”) as of June 30, 2007 and 2006, and the related Consolidated Statements of Income and of Cash Flows for each of the six-month periods then ended.  These interim financial statements (including the corresponding notes thereto) are the responsibility of the Company’s management.  The analysis of results and relevant facts attached are not part of these financial statements and therefore, this report is not related to them.

We conducted our review in accordance with auditing standards established in Chile for the review of interim financial information.  A review of interim financial information consists principally of applying analytical procedures to the financial statements and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, the interim consolidated financial statements as of June 30, 2007 and 2006 have not been audited and therefore, we cannot, nor do we express, such an opinion.

Based on our review, we are not aware of any significant adjustments that should be made to the accompanying consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in Chile.

Juan Carlos Pitta De C.

Id No. 14.709.125-7

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	For the periods ended
	June 30
	2007	2006
	ThCh$	ThCh$
TOTAL CURRENT ASSETS	172,375,972	151,770,543
Cash	31,180,534	5,546,519
Time deposits	19,476,949	35,590,423
Marketable securities (net)	26,918,058	24,695,996
Trade accounts receivable (net)	23,065,362	21,267,924
Notes receivable (net)	7,161,199	5,700,671
Other receivables (net)	7,715,557	16,142,810
Notes and accounts receivable from related companies	927,840	1,117,164
Inventories (net)	23,261,022	21,323,205
Recoverable taxes	4,598,125	9,244,139
Prepaid expenses	2,301,610	2,184,225
Deferred income taxes	506,128	0
Other current assets	25,263,588	8,957,467
TOTAL PROPERTY, PLANT & EQUIPMENT	148,836,776	145,429,172
Land	16,430,796	13,407,281
Buildings & improvements	89,154,266	83,741,263
Machinery and equipment	218,501,783	221,813,286
Other property, plant & equipment	216,983,428	212,054,094
Technical reappraisal of property, plant & equipment	2,095,208	2,095,144
Depreciation	(394,328,705)	(387,681,896)
TOTAL OTHER ASSETS	180,786,020	227,110,983
Investments in related companies	20,541,339	21,785,524
Investments in other companies	56,616	58,050
Goodwill	63,537,374	74,159,149
Long-term receivables	64,991	129,479
Long-term notes and accounts receivable from related companies	36,176	35,492
Long-term deferred income taxes	0	178,728
Intangibles	420,521	443,047
Amortization	(262,341)	(260,522)
Others	96,391,344	130,582,036
TOTAL ASSETS	501,998,768	524,310,698

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	For the periods ended
	June 30
	2007	2006
	ThCh$	ThCh$
TOTAL CURRENT LIABILITIES	147,077,631	134,010,112
Short-term bank liabilities	338,615	49,248,897
Current portion of long-term bank liabilities	0	528,159
Current portion of bonds payable	29,957,382	13,175,161
Dividends payable	57,844,398	5,028,307
Accounts payable	29,844,351	31,382,651
Other creditors	4,268,369	3,010,099
Notes and accounts payable to related companies	3,889,660	7,033,728
Provisions	3,223,700	769,740
Withholdings	9,528,909	13,342,371
Income taxes payable	3,300,640	5,418,310
Unearned income	546,382	497,216
Deferred income taxes	0	867,777
Other current liabilities	4,335,225	3,707,696
TOTAL LONG-TERM LIABILITIES	109,660,494	140,715,235
Long-term bank liabilities	778,427	334,005
Bonds payable	71,016,869	101,460,384
Other creditors	134,311	191,198
Long-term notes and accounts payable to related companies	3,403,981	3,808,476
Provisions	17,174,207	25,734,840
Deferred income taxes	7,059,723	0
Other long-term liabilities	10,092,976	9,186,332
MINORITY INTEREST	1,231,492	1,203,545
TOTAL SHAREHOLDERS’ EQUITY	244,029,151	248,381,806
Paid-in capital	202,060,999	203,644,239
Revalued capital reserves	3,839,159	2,240,087
Other reserves	(1,918,627)	5,055,152
Retained earnings	40,047,620	37,442,328
Accumulated earnings	10,621,196	10,195,578
Net income for the period	35,014,442	31,846,806
Interim dividends	(5,588,018)	(4,600,056)
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	501,998,768	524,310,698

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	June 30,
	2007	2006
	ThCh$	ThCh$
OPERATING INCOME	48,813,272	41,524,815
Gross margin	127,874,169	108,812,000
Net sales	296,863,697	263,066,430
Cost of sales	(168,989,528)	(154,254,430)
Administrative and selling expenses	(79,060,897)	(67,287,185)
NON OPERATING INCOME AND EXPENSE	(4,135,990)	(3,285,164)
Financial income	7,774,134	5,261,030
Equity in earnings of equity investments	514,540	354,053
Other non-operating income	4,295,626	457,337
Equity in losses of equity investments	(327,131)	0
Amortization of goodwill	(3,228,863)	(3,353,002)
Financial expenses	(7,972,975)	(10,610,227)
Other non-operating expenses	(2,081,737)	(974,139)
Price level restatement	83,609	(587,431)
Foreign exchange gains	(3,193,193)	6,167,215
Income before income taxes and extraordinary items	44,677,282	38,239,651
Income tax expense	(9,623,890)	(6,352,637)
Income before minority interest	35,053,392	31,887,014
Minority interest	(38,950)	(40,208)
NET INCOME FOR THE PERIOD	35,014,442	31,846,806

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

	For the periods ended
	June 30
	2007	2006
	ThCh$	ThCh$
NET CASH PROVIDED BY OPERATING ACTIVITIES	53,893,933	62,157,390
Collection of trade receivables	421,495,135	398,892,644
Financial income received	6,805,549	6,676,047
Dividend & other distributions received	2,436,292	1,509,007
Other income received	47,297	38,541
Payments to suppliers and personnel	(303,474,699)	(281,582,490)
Interest paid	(6,460,687)	(5,980,693)
Income taxes paid	(10,273,798)	(6,158,996)
VAT and other tax payments	(56,681,156)	(51,236,670)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(22,516,968)	(51,764,482)
Borrowings	424,343	34,212,518
Dividend distribution	(13,983,854)	(63,409,332)
Loan payments	(2,870,146)	(16,463,962)
Bond payments	(6,087,311)	(6,103,706)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(590,527)	(5,197,192)
Proceeds from sales of property, plant and equipment	441,475	1,194,385
Proceeds from sales of permanent investments	0	5,214,223
Proceeds from sales of other investments	22,171,673	3,120,061
Additions to property, plant & equipment	(22,999,666)	(14,643,266)
Permanent investments	0	(918)
Investments in financial instruments	(204,009)	(81,677)
TOTAL NET CASH FOR THE PERIOD	30,786,438	5,195,716
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	599,264	(1,028,620)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	31,385,702	4,167,096
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	41,808,130	22,598,391
CASH AND CASH EQUIVALENTS AT END OF PERIOD	73,193,832	26,765,487

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

RECONCILIATION BETWEEN NET INCOME AND NET CASH FLOWS

PROVIDED BY OPERATING ACTIVITIES

	For the periods ended
	June 30,
	2007	2006
	ThCh$	ThCh$
NET INCOME	35,014,442	31,846,806
Income on sale of assets:	213,810	(253,049)
Loss (gain) on sale of property, plant and equipment	226,850	(253,049)
Loss on sale of other assets	(13,040)	0
ADJUSTMENTS TO NET INCOME THAT DO NOT REPRESENT MOVEMENTS OF CASH	20,274,701	12,513,071
Depreciation	14,522,514	15,574,241
Amortization of intangibles	116,572	150,386
Write-offs and provisions	709,126	(773,610)
Equity in earnings of equity investments	(514,540)	(354,053)
Equity in losses of equity investments	327,131	0
Amortization of goodwill	3,228,863	3,353,002
Price level restatement	(83,609)	587,431
Foreign exchange losses (gains), net	3,193,193	(6,167,215)
Other credits to income that do not represent cash flows	514,754	(17,396)
Other charges to income that do not represent cash flows	(1,739,303)	160,285
CHANGES IN OPERATING ASSETS	16,657,969	23,731,013
(Increase) decrease in trade accounts receivable	24,345,359	27,268,475
(Increase) decrease in inventories	(674,510)	602,902
(Increase) decrease in other assets	(7,012,880)	(4,140,364)
CHANGES IN OPERATING LIABILITIES	(18,305,939)	(5,720,659)
Increase (decrease) in accounts payable related to operating income	(24,194,890)	(10,462,053)
Increase (decrease) in interest payable	6,792,436	9,571,192
Increase (decrease) in income taxes payable	1,134,540	(1,147,081)
Increase (decrease) in other accounts payable related to non-operating income	3,836,439	(266,893)
Increase (decrease) in valued added tax and other similar items	(5,874,464)	(3,415,824)
Minority interest	38,950	40,208
NET CASH PROVIDED BY OPERATING ACTIVITIES	53,893,933	62,157,390

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046. is subject to the supervision of the Chilean Superintendence of Securities and Insurance Companies (the “SVS”).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a)

Accounting period

The consolidated financial statements cover the period January 1 to June 30, 2007 and are compared to the same period in 2006.

b)

Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS.  In the event of discrepancy, the SVS regulations will prevail.

c)

Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 2.9 % according to CPI and minor reclassifications have been made.

d)

Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries.  The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions between them and the unrealized income from inter-company transactions.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

Holding percentages

The subsidiaries included in the consolidated financial statements and Andina’s direct and indirect holding percentages are as follows:

Company Name	Ownership Interest
	June 30, 2007			June 30, 2006
	Direct	Indirect	Total	Total
ABISA CORP S.A.	0.00	99.99	99.99	99.99
ANDINA BOTTLING INVESTMENTS S.A.	99.90	0.09	99.99	99.99
ANDINA INVERSIONES SOCIETARIAS S.A.	99.99	0.00	99.99	99.99
ANDINA BOTTLING INVESTMENTS DOS S.A.	99.90	0.09	99.99	99.99
EMBOTELLADORA DEL ATLANTICO S.A.	0.00	99.99	99.99	99.99
ENVASES MULTIPACK LTDA.	0.00	0.00	0.00	99.99
RIO DE JANEIRO REFRESCOS LTDA.	0.00	99.99	99.99	99.99
SERVICIOS MULTIVENDING LTDA.	99.90	0.09	99.99	99.99
TRANSPORTES ANDINA REFRESCOS LTDA.	99.90	0.09	99.99	99.99
VITAL S.A.	0.00	99.99	99.99	99.99
RJR INVESTMENTS CORP S.A.	0.00	99.99	99.99	99.99
VITAL AGUAS S.A.	56.50	0.00	56.50	56.50

e)

Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods.  Restatements have been determined on the basis of the percentage variation of the official Chilean Consumer Price Index, “CPI”, issued by the Chilean National Institute of Statistics, which amounted to 1.9% for the period December 1, 2006 to May 31, 2007 (1.1% for the same period of the previous year).

f)

Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end.   Regarding balances subject to restatement, these have been restated by the corresponding restatement index or by the agreed upon rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following end of period exchange rates:

		2007	2006
		Ch$	Ch$
Unidades de Fomento	(UF)	18,624.17	18,151.40
United States dollars	(US$)	526.86	539.44
Argentine pesos	(AR$)	171.11	174.80
Brazilian Real	(R$)	273.52	249.24
Euro	(€$)	713.03	689.91

g)

Marketable securities

Marketable securities include investments in mutual funds and investment fund shares, valued at the redemption value for each year end.

Investments in bonds with pre-established value are valued at the lesser value between the price value restatement cost and the market price.

h)

Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available at the Company’s or it’s subsidiaries’ warehouse.  The costs of finished products include all manufacturing costs.  Raw materials and finished products are valued at the average weighted cost.  Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.  The stated values of inventories do not exceed their estimated net realizable value.

i)

Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of accounts receivable and on a case-by-case analysis where collection is doubtful.  In the opinion of the Company’s management, the allowances are reasonable and the net balances are recoverable.

j)

Property, plant and equipment

For companies incorporated in Chile, Property, plant and equipment is carried at restated cost plus price-level restatements. For companies incorporated abroad it has been restated in terms of the variation of the U.S. dollar according to the details described in Note 2 m). Technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading “Technical reappraisal of property, plant and equipment”.

Fixed assets to be disposed of for sale are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

k)

Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the valued assets.

l)

Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment.  Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m)

Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method.  The Company’s proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.  The United States (“US”) dollar is the currency used to control investments and to translate financial statements of foreign companies.  Assets and liabilities from these investments are translated into Chilean pesos at year end exchange rate, except that non-monetary assets and liabilities and shareholders’ equity are first expressed at their equivalent value in historical US dollars.  Income and expense items are first translated into US dollars at the average exchange rate during the month.

n)

Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o)

Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date.  These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p)

Bonds payable

Bonds payable includes the placement of Yankee Bonds on the US markets and placement of bonds in UF in Chile, which are carried at the issue rate.  The difference in valuation as compared to the effective placement rate is recorded as a deferred asset.  This asset is amortized using the straight-line method over the term of the respective obligations.

q)

Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation.  The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants.  The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r)

Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees.  The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7.0% annual rate and a capitalization period using the staff’s expected length of service to their retirement date.

Since the year 2005, the Company maintains a withholding plan for some officers.  A liability is recorded according to the guidelines of this plan.  The plan entitles certain officers of the Company to receive a fixed payment in cash at a predetermined date once he has fulfilled years of service.

s)

Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established.  In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, in cash and record that effect in operating income of the Company.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t)

Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u)

Derivative contracts

Derivative contracts include hedging derivative contracts used to cover the risk of exposure to exchange rate differences as follows:

These hedge instruments are recorded at their market values for existing items.  Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term), depending on whether the difference is a loss or gain. In the case that the hedge instruments are not totally efficient, the impact is recognized as an income charge or credit.

Hedge contracts for forecasted transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses.  Upon contract expiration, the deferred gains and losses are recorded in income.

v)

Computer software

Software currently in use corresponds to computer packages purchased from third parties, and programs developed internally.  Software purchased from third parties is capitalized and amortized over a maximum period of four years.  Disbursements incurred for internally developed programs are expensed.

w)

Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x)

Consolidated statement of cash flows

For purposes of preparation of the statement of cash flows, in accordance with Technical Bulletin N°50 of the Chilean Institute of Accountants and circular N°1,501 of the Superintendencia de Valores y Seguros (Chilean Superintendence of Securities and Insurance) the Company has considered cash equivalent to be investments in fixed-income, mutual funds, time deposits and operations with sale-back agreements maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

NOTE 3 - ACCOUNTING CHANGES

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTE 4 - MARKETABLE SECURITIES

Type of Instrument	Accounting value for the periods ended June 30,
	2007	2006
	ThCh$	ThCh$
Bonds	2,181,727	4,635,594
Mutual funds	2,270,088	7,003,951
Investment funds	22,466,243	13,056,451
Total Marketable Securities	26,918,058	24,695,996

Fixed Income	Date		Par Value	Accounting value		Market Value	Provision
	Purchase	Maturity		Amount	Rate
			ThCh$	ThCh$	%	ThCh$	ThCh$

UNITED STATES TREASURY NOTES	26-Jul-06	30-Jun-08	1,098,665	1,098,665	5.125	1,094,815	3,850
PEMEX	13-Sep-04	15-Sep-07	1,053,720	1,091,237	8.850	1,086,912	4,325

Mutual Funds	Balance as of June 30, 2007
	ThCh$
Fondos Fima - Argentina	1,397,088
Scotia Sud Americano Fondo Mutuo Clipper - Chile	845,000
Fondos Mutuos BBVA Excelencia - Chile	28,000
Total Mutual Funds	2,270,088

Investment Funds	Balance as of June 30, 2007
	ThCh$
Citi Institutional Liquid Reserves Limited - USA	22,462,429
Fondo Mutuo Wachovia Securities - USA	3,814
Total Investment Funds	22,466,243

NOTE 5 - SHORT-AND LONG-TERM RECEIVABLES

Almost all of said accounts correspond to the soft drinks category.  The balance of other accounts receivable mainly corresponds to prepayment to our sugar suppliers.

	Current		More than 90 days	Long Term
	Up to 90 days		up to 1 year	Subtotal		Total Current (net)
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables	23,348,652	21,351,512	824,061	1,259,385	24,172,713	23,065,362	21,267,924	0	0
Allowance for doubtful accounts					(1,107,351)
Notes receivable	7,206,774	5,867,267	409,764	391,758	7,616,538	7,161,199	5,700,671	0	48,298
Allowance for doubtful accounts					(455,339)
Other receivables	7,321,880	15,713,974	432,888	515,095	7,754,768	7,715,557	16,142,810	64,991	81,181
Allowance for doubtful accounts					(39,211)
					Total long term receivables			64,991	129,479

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Receivable and payable balances with related companies correspond to the following concepts:

1)  Notes and accounts receivable.

Embonor S.A.: Sale of products

Embotelladora Coca-Cola Polar S.A.: Sale of products

Coca-Cola de Chile S.A.: Advertising agreements

Company	Short Term		Long Term
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	ThCh$	ThCh$	ThCh$	ThCh$
EMBONOR S.A.	478,185	305,035	0	0
EMBOTELLADORA COCA-COLA POLAR S.A.	449,655	352,484	0	0
COCA-COLA DE CHILE S.A.	0	459,645	36,176	35,492
TOTAL	927,840	1,117,164	36,176	35,492

2) Notes and accounts payable:

Recofarma Industrias Do Amazonas Ltda.:  Concentrate purchases

Envases CMF S.A.:  Raw material purchases

Servicios y Productos para Bebidas Refrescantes: Concentrate purchases

Envases Central S.A.: Net balance corresponds to raw materials and finished products transactions.

Envases del Pacífico S.A.: Raw material purchases

Cican S.A.:  Net balance corresponds to raw materials and finished products transactions.

Embonor S.A. and Embotelladora Coca-Cola Polar S.A.:  Corresponds to unearned income due to commitments of sale of products of Vital S.A. to those companies, which will be realized in accordance with future deliveries.

Company	Short Term		Long Term
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	ThCh$	ThCh$	ThCh$	ThCh$
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.	1,485,606	2,199,094	0	0
SPBR S.R.L.	1,247,443	1,491,729	0	0
ENVASES CMF S.A.	632,666	2,137,066	0	0
ENVASES CENTRAL S.A.	228,398	847,573	0	0
COCA-COLA DE CHILE S.A.	167,307	0	0	0
CICAN S.A.	112,008	151,745	0	0
ENVASES DEL PACIFICO S.A.	16,232	206,521	0	0
EMBONOR S.A.	0	0	2,708,746	3,032,939
EMBOTELLADORA COCA COLA POLAR S.A.	0	0	695,235	775,537
TOTAL	3,889,660	7,033,728	3,403,981	3,808,476

3) Transactions with related companies

The following table includes the transactions with related companies that exceed ThCh$200,000.

Within the due course of operations, the Company executed with IANSAGRO S.A.  sugar future supply agreements to cover sugar needs for the next two years approximately.

Company	Relation	Transaction	June 30, 2007		June 30, 2006
			Effect on Income		Effect on Income
			Amount	((charge)/credit)	Amount	((charge)/credit)
			ThCh$	ThCh$	ThCh$	ThCh$
ENVASES CENTRAL S.A	Equity Investee	Purchase of finished products	7,508,259	0	7,066,919	0
-	-	Sale of raw materials and supplies	762,807	53,160	541,021	83,329
COCA-COLA DE CHILE S.A.	Shareholder	Purchase of concentrate	22,636,728	0	18,780,955	0
-	-	Advertising participation payment	2,930,819	(2,930,819)	648,472	(648,472)
-	-	Sale of advertisement	1,075,421	0	627,767	0
-	-	Water source rental	811,381	(811,381)	795,099	(795,099)
COCA-COLA DE ARGENTINA S.A.	Shareholder related	Advertising participation payment	1,103,598	(1,103,598)	1,223,553	(1,223,553)
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES	Shareholder related	Purchase of concentrate	12,783,408	0	10,553,085	0
CICAN S.A.	Equity Investee	Purchase of finished products	742,986	0	407,316	0
-	-	Sale of raw materials	179,699	50,531	0	0
ENVASES DEL PACIFICO	Director in Common	Purchase of raw materials	52,230	0	334,001	0
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.	Shareholder related	Purchase of concentrate	28,398,396	0	20,452,865	0
-	-	Advertising participation payment	1,381,277	1,381,277	1,644,870	(1,644,870)
ENVASES CMF S.A.	Equity Investee	Purchase of containers	7,197,040	0	7,093,991	0
-	-	Services rendered	114,378	0	0	0
-	-	Dividend payment	3,045,024	0	1,508,083	0
EMBONOR S.A.	Shareholder related	Sale of finished products	3,814,101	774,945	1,586,149	0
-	-	Purchase of finished products	194,539	0	0	0
-	-	Purchase of fixed asset	1,091	0	0	0
EMBOTELLADORA COCA COLA POLAR S.A.	Shareholder related	Sale of finished products	2,259,407	404,747	1,144,902	0
IANSAGRO S.A.	Director in common	Purchases of sugar	6,422,561	0	3,494,951	0
BBVA ADMINISTRADORA GENERAL DE FONDOS	Related to a director	Redemption of mutual funds	44,610,441	0	0	0

NOTE 7 – INVENTORIES

	June 30, 2007			June 30, 2006
	Gross	Obsolescence	Net	Gross	Obsolescence	Net
	value	provision	Value	value	provision	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Raw materials	11,627,438	(165,321)	11,462,117	9,721,031	(50,778)	9,670,253
Finished products	10,362,516	(405,572)	9,956,944	8,934,835	(353,561)	8,581,274
Products in process	1,200,182	0	1,200,182	1,432,608	0	1,432,608
Raw materials in transit	645,371	(3,592)	641,779	1,693,284	(54,214)	1,639,070
Total	23,835,507	(574,485)	23,261,022	21,781,758	(458,553)	21,323,205

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES

a)

At period end 2007 and 2006, the Company did no present taxable profit or non-taxable profit funds.  Short-term and long-term assets and liabilities must be netted out to compose the general balance sheet on deferred taxes.

	June 30, 2007				June 30, 2006
	Assets		Liabilities		Assets		Liabilities
	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Temporary Differences

Allowance for doubtful accounts	261,252	35,265	0	0	307,296	35,628	0	0
Vacation provision	137,697	0	0	0	140,634	0	0	0
Production expenses	2,953	0	0	0	14,829	0	0	0
Depreciation of property, plant & equipment	2,741	0	107,845	3,616,183	0	0	111,373	4,076,115
Severance indemnities	66,565	0	32,128	206,777	0	173	47,396	328,408
Provision for assets write off	350,349	750,318	0	0	266,384	1,502,410	0	0
Provision for labor lawsuits	0	1,244,608	0	0	0	5,478,396	0	0
Tax loss carry-forwards	3,172,723	3,854,747	0	0	1,103,770	7,553,283	0	0
Guarantee deposit	0	0	0	1,000,000	0	0	0	2,707,333
Others	897,514	790,267	10,628	0	870,177	698,174	0	84,889
Local bond issue expenses	0	0	0	146,969	0	0	0	228,179
Contingency allowance	0	238,940	0	0	0	2,056,182	0	0
Social contributions	0	0	0	0	397,357	2,271,479	0	0
Accrued interests abroad	0	0	4,235,065	0	0	0	3,809,455	0
Exchange rate difference	0	0	0	11,209,260	0	0	0	0
Others
Complementary accounts, net of amortization	0	0	0	(2,205,321)	0	(4,585,739)	0	(3,000,031)
Valuation allowance	0	0	0	0	0	(10,406,365)	0	0
Total	4,891,794	6,914,145	4,385,666	13,973,868	3,100,447	4,603,621	3,968,224	4,424,893

b)

The following table contains information on deferred income taxes at each period-end.

	June 30, 2007	June 30, 2007
	ThCh$	ThCh$
Current tax expense (tax allowance)	(6,999,950)	(5,339,230)
Tax expense adjustment (previous period)	99,149	(169,315)
Deferred income tax expense/effect over assets or liabilities	(2,731,053)	(1,608,190)
Amortization of deferred income tax asset and liability complementary accounts	(194,229)	(574,524)
Deferred income tax expense/effect over assets or liabilities due to changes in the valuation allowance	0	1,233,444
Other charges or credits	202,193	105,178
Total	(9,623,890)	(6,352,637)

NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS

Not applicable.

NOTE 10 - OTHER CURRENT ASSETS

	June 30, 2007	June 30, 2006
	ThCh$	ThCh$
Cross currency swap effects	19,755,471	1,490,856
Supplies	3,609,342	5,204,762
Accrued interest on long-term bonds	980,586	1,613,017
Bond placement expenses and par value difference	360,586	387,785
Wachovia Investment Fund (restricted)	273,407	0
Others	284,196	261,047
Total	25,263,588	8,957,467

NOTE 11 - REPURCHASE / RESALE AGREEMENTS

The Company had no agreements of this type.

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment.  The Company has purchased insurance to cover its fixed assets and inventories.  These assets are geographically distributed as follows:

Chile

:

Santiago, Renca, Rancagua, San Antonio and Rengo

Argentina

:

Buenos Aires, Mendoza, Cordoba, and Rosario

Brazil

:

Rio de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espirito Santo and Vitoria.

a) Main Components of Property Plant & Equipment
	Balances at June 30, 2007			Balances at June 30, 2006
	Assets	Accumulated Depreciation	Net property, plant & equipment	Assets	Accumulated Depreciation	Net property, plant & equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	16,430,796	0	16,430,796	13,407,281	0	13,407,281
Buildings and improvements	89,154,266	(34,941,417)	54,212,849	83,741,263	(32,938,479)	50,802,784
Machinery and equipment	218,501,783	(176,734,524)	41,767,259	221,813,286	(173,542,680)	48,270,606
Other property, plant and equipment	216,983,428	(182,016,976)	34,966,452	212,054,094	(180,566,296)	31,487,798
Technical reappraisal of property, plant & equipment	2,095,208	(635,788)	1,459,420	2,095,144	(634,441)	1,460,703
Total	543,165,481	(394,328,705)	148,836,776	533,111,068	(387,681,896)	145,429,172

b) Other fixed assets
	Balances at June 30,
	2007	2006
	ThCh$	ThCh$
Containers	123,881,602	116,379,584
Refrigerating equipment, promotional items and other minor assets	58,092,901	57,886,336
Furniture and tools	7,756,236	4,052,480
Other	27,252,689	33,735,694
Total other property, plant and equipment	216,983,428	212,054,094

c) Technical Reappraisal

	Balances at June 30, 2007			Balances at June 30, 2006
	Assets	Accumulated Depreciation	Net property, plant & equipment	Assets	Accumulated Depreciation	Net property, plant & equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,399,255	0	1,399,255	1,399,148	0	1,399,148
Buildings and improvements	195,895	(139,275)	56,620	195,880	(134,629)	61,251
Machinery and equipment	500,058	(496,513)	3,545	500,116	(499,812)	304
Total	2,095,208	(635,788)	1,459,420	2,095,144	(634,441)	1,460,703

d) Depreciation for the period

Depreciation charges for the period amounted to ThCh$ 14,552,514 (ThCh$15,574,241 in 2006) of which ThCh$ 10,864,382 (ThCh$11,370,525 in 2006) are included under Operating Costs and
ThCh$ 3,658,132 (ThCh$ 4,203,716 in 2006) under Sales and Administrative Expenses in the income statement.

NOTE 13 - SALES TRANSACTIONS UNDER LEASEBACK AGREEMENTS

The Company had no agreements of this type.

NOTE 14 - INVESTMENT IN RELATED COMPANIES

1.

Investments in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective years, are shown in the table attached.

The main changes occurred in the reported periods are described below:

By a public deed dated June 5, 2006, the company Andina Inversiones Societarias S.A. was divided, creating a new company, “Andina Inversiones Societarias Dos S.A.”. with the same shareholders and the same ownership interest as in the first one, with a capital of ThCh$24,405,291 and that corresponds to the investment in Envases Multipack Ltda.  The financial impact of this division is recorded beginning January 1, 2006.

By a public deed dated August 31, 2006 Andina Inversiones Societarias Dos S.A. changed its corporate name to Andina Inversiones Societarias Dos Ltda. (thus becoming a limited responsibility corporation).

On November 15, 2006 Embotelladora Andina S.A. acquired 0.0001% of the social rights of Andina Inversiones Societarias Dos Ltda., consequently the company has been completely merged into Embotelladora Andina since 100% ownership interest is now held by Embotelladora Andina.  Likewise, Envases Multipack Ltda. is now fully merged into Embotelladora Andina since it originally held 5% and Andina Inversiones Societarias Dos Ltda. held the remaining 95%.

Centralli Refrigerantes S.A. records a negative equity, which has been provisioned accordingly.

The investments in Kaik Partipacoes Ltda. (Brazil) and in Cican S.A. (Argentina), where Embotelladora Andina S.A. holds an indirect ownership of 11.32% and 15.2% respectively, have been valued according to the equity method, because we have presence in both companies through a Director, who participates in the procedures for setting policies, operating and financial decisions in accordance with the ownership structure of both companies, which are exclusively owned by Coca-Cola bottlers in Brazil and Argentina, respectively.

The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A.  The amount of the reduction is reflected in the following chart.  This transaction will be realized once the property is transferred to a third party different from the group.

The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June, 2001, and will be recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A.

Unrealized income corresponds to transactions between subsidiaries and/or the parent company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:

		June 30,
		2007	2006
		ThCh$	ThCh$
Envases CMF S.A.	Purchase of containers	(442,202)	(435,127)
Envases Central S.A.	Purchase of finished products	(2,467)	(4,863)

2.

No liabilities have been designated as hedging instruments for investments abroad.

3.

Income likely to be remitted by subsidiaries abroad amounts to US$225 million.

The following table presents a detail of the investments in related companies and the related direct participation in equity and unrealized results at each period end.

				Ownership Interest		Equity of companies		Income (loss) for the period		Accrued income		Partic in net income (loss)		Unrealized income (loss)		Book value of investment
Company	Country	Functional Currency	Number of Shares	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
				%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ENVASES CMF S.A.	Chile	Ch$	28,000	50.00	50.00	34,064,581	36,053,635	1,871,905	1,283,098	493,751	206,422	17,032,291	18,026,818	(1,037,960)	(1,112,015)	15,994,331	16,914,803
ENVASES CENTRAL S.A.	Chile	Ch$	1,499,398	49.00	49.00	4,377,718	4,632,492	(159,848)	59,476	(82,247)	24,822	2,184,919	2,312,077	(229,271)	(229,253)	1,955,648	2,082,824
KAIK PARTIPACOES	Brazil	US$	16,098,919	11.00	11.00	15,214,029	13,456,740	183,652	815	20,789	93	1,722,180	1,523,263	0	0	1,722,180	1,523,263
CICAN S.A.	Argentina	US$	3,040	15.00	15.00	5,718,287	8,319,969	(16,110)	807,342	(244,884)	122,716	869,180	1,264,634	0	0	869,180	1,264,634
TOTALS												21,808,570	23,126,792	(1,267,231)	(1,341,268)	20,541,339	21,785,524

NOTE 15 - INVESTMENTS IN OTHER COMPANIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.

NOTE 16 – GOODWILL AND NEGATIVE GOODWILL

	June 30, 2007		June 30, 2006
	Amortization during the period	Goodwill balance	Amortization during the period	Goodwill balance
Company	ThCh$	ThCh$	ThCh$	ThCh$

RIO DE JANEIRO REFRESCOS LTDA.	1,774,075	39,342,152	1,865,345	45,121,382
EMBOTELLADORA DEL ATLANTICO S.A.	1,380,129	24,195,222	1,454,063	28,399,478
VITAL S. A.	74,659	-	33,594	638,289
TOTAL	3,228,863	63,537,374	3,353,002	74,159,149

NOTE 17 - INTANGIBLES

In accordance with Circular 1501, no information was reported since the balance represents less than 10% of Other assets.

NOTE 18 - OTHER LONG TERM ASSETS

	June 30,
	2007	2006
	ThCh$	ThCh$
Bonds
Celulosa Arauco S.A.	12,018,649	12,645,165
Enap S.A.	9,266,559	9,875,175
Chile Soberano	7,537,679	7,972,151
Compañía Manufacturera de Papeles y Cartones S.A.	7,302,562	7,680,797
Petróleos Mexicanos S.A.	6,188,048	7,805,428
Codelco S.A.	5,339,390	5,677,688
México Soberano	4,873,564	5,173,509
Teléfonos de México S.A.	3,085,282	7,421,790
Endesa S.A.	2,644,771	8,424,481
Raytheon Company	2,136,972	2,256,852
International Paper Company	2,107,440	2,220,335
Brasil Telecom S.A.	2,075,397	2,242,115
Altria Group	1,197,085	1,276,249
Alcoa Inc.	1,072,453	1,133,460
Federal Home Loan Bank (FHLB)	0	2,782,082

CLN Endesa -Deutsche Bank A.G.	0	5,550,838
CLN GMAC - Deutsche Bank A.G.	0	1,798,472
CLN Ford-Deutsche Bank A.G.	0	1,665,251

Cross Currency Swap	8,431,318	23,906,038
Judicial Deposits (Brazil)	6,181,769	5,056,110
Recovery of fiscal credit (Brazil)	5,197,583	0
Prepaid expenses	2,942,318	1,770,378
Issuance Bond Placement	2,878,841	3,222,966
Spare parts	2,877,770	1,393,858
Non operating assets	441,304	186,537
Others	594,590	1,444,311
Total	96,391,344	130,582,036

NOTE 19 - SHORT-TERM BANK LIABILITIES

a)

Short Term

	Currency or Indexation Adjustment
	US Dollars		Other foreign currencies		TOTAL
Bank or Financial Institution	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
DEXIA BANK	0	23,483,619	0	0	0	23,483,619
BANCO JP MORGAN	0	23,267,774	0	0	0	23,267,774
BOSTON - FINAME	0	0	181,250	0	181,250	0
SANTENDER FINAME	0	0	129,159	0	129,159	0
ALFA FINAME	0	0	28,206	0	28,206	0
CITIBANK N.A.	0	0	0	1,471,071	0	1,471,071
BANCO ITAÚ	0	0	0	1,026,433	0	1,026,433
Others	0	0	0	0	0	0
TOTAL	0	46,751,393	338,615	2,497,504	338,615	49,248,897
Outstanding Balance	0	44,083,037	338,615	2,427,118	338,615	46,510,155
Annual average interest rate (%)		5.99	13.47

Foreign currency liabilities (%)	100.00
Local currency liabilities (%)	0.00

b)

Long term – Portion Short Term

	Currency or indexation adjustment
	Other foreign currencies		TOTAL
Bank	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	ThCh$	ThCh$	ThCh$	ThCh$
BANCO SANTANDER	0	435,284	0	435,284
BANCO BOSTON	0	92,875	0	92,875
TOTAL	0	528,159	0	528,159
Principal Due	0	506,863	0	506,863

Average annual interest rate (%)	13.26

Foreign currency liabilities (%)	100.00
Local currency liabilities (%)	0.00

NOTE 20 - OTHER CURRENT LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of current liabilities.

NOTE 21 - LONG-TERM BANK LIABILITIES

		Years to Maturity
Bank or Financial Institution	Currency	More than 1 up to 2	More than 2 up to 3	More than 3 up to 5	Total long term at June 30, 2007	Average annual interest rate %	Total long term at June 30, 2006
		ThCh$	ThCh$		ThCh$		ThCh$
BANCO SANTANDER	Other currencies	0	0	0	0	-	234,969
BANCO ALFA	Other currencies	53,937	114,865	164,617	333,419	11.57%	90,233
BANCO BOSTON	Other currencies	0	0	0	0	-	8,803
BANCO VOTORANTIM	Other currencies	79,443	111,271	254,294	445,008	9.40%	0
TOTAL		133,380	226,136	418,911	778,427		334,005

Foreign currency liabilities (%)	100.00

NOTE 22 - LONG-AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)

1.

Current risk rating of bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-

:

Rating according to Fitch Ratings Ltd.

BBB+

:

Rating according to Standard & Poor’s

BONDS ISSUED IN THE LOCAL MARKET

AA

:

Rating according to Fitch Chile Clasificadora de Riesgo Ltda.

AA

:

Rating according to Feller Rate Clasificadora de Riesgo Ltda.

2.

Bond repurchases.

During 2000, 2001 and 2002, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$314 million of the US$350 million, which are presented deducting the long term liability from the bonds payable account.

3.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2012 and semiannual interest payments. At period end, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

The following table contains more information on Bonds Payable:

Instrument subscription or ID N°	Series	Nominal Value	Currency	Interest rate	Final Maturity	Term		Par Value		Placement in Chile or abroad
				%		Interest paid	Amortization period	June 30, 2007	June 30, 2006
Current portion of bonds payable								ThCh$	ThCh$
YANKEE BONDS	A	32,076,000	US$	7.000	01-Oct-07	HALF YEARLY	OCT. 2007	17,195,304	311,585	ABROAD
YANKEE BONDS	B	4,000,000	US$	7.625	01-Oct-27	HALF YEARLY	OCT. 2027	40,173	42,325	ABROAD
Register 254 SVS June 13, 2001	A	660,000	UF	6.200	01-Jun-08	HALF YEARLY	JUN. 2008	12,354,506	12,452,810	CHILE
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.500	01-Jun-26	HALF YEARLY	DEC. 2009	367,399	368,441	CHILE
Total current maturities								29,957,382	13,175,161

Long term portion of bonds payable
YANKEE BONDS	A	32,076,000	US$	7.000	01-Oct-07	HALF YEARLY	OCT. 2007	0	17,804,866	ABROAD
YANKEE BONDS	B	4,000,000	US$	7.625	01-Oct-27	HALF YEARLY	OCT. 2027	2,107,440	2,220,335	ABROAD
Register 254 SVS June 13, 2001	A	660,000	UF	6.200	01-Jun-08	HALF YEARLY	JUN. 2008	0	12,327,358	CHILE
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.500	01-Jun-26	HALF YEARLY	DEC. 2009	68,909,429	69,107,825	CHILE
Total long term								71,016,869	101,460,384

NOTE 23 - PROVISIONS AND WRITE-OFFS

	Short Term		Long Term
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	ThCh$	ThCh$	ThCh$	ThCh$

Taxation on banking transactions & social contribution(Brazil)	2,466,650	0	8,760,659	10,988,698
Staff severance indemnities	676,143	703,572	5,852,888	5,185,638
Contingencies	80,907	66,025	2,560,660	9,560,504
Others	0	143	0	0
TOTAL	3,223,700	769,740	17,174,207	25,734,840

NOTE 24 - STAFF SEVERANCE INDEMNITIES

	June 30, 2007	June 30, 2006
	ThCh$	ThCh$
Beginning balance	6,227,964	5,628,252
Provision for the period	391,657	377,681
Payments	(90,590)	(116,723)
Ending balance	6,529,031	5,889,210

NOTE 25 - OTHER LONG-TERM LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Long-term liabilities.

NOTE 26 - MINORITY INTEREST

	June 30, 2007	June 30, 2006
LIABILITIES	ThCh$	ThCh$

Vital Aguas S. A.	1,211,155	1,183,706
Embotelladora del Atlántico S. A.	20,296	19,778
Andina Inversiones Societarias S.A.	41	61
	1,231,492	1,203,545

	June 30, 2007	June 30, 2006
INCOME STATEMENT	ThCh$	ThCh$

Vital Aguas S. A.	(38,423)	(39,442)
Embotelladora del Atlántico S. A.	(523)	(765)
Andina Inversiones Societarias S.A.	(4)	(1)
	(38,950)	(40,208)

NOTE 27 - CHANGES IN SHAREHOLDERS’ EQUITY

The activity in Shareholders’ Equity, Dividend Distribution and Other Reserves is detailed in the following tables:

	June 30, 2007						June 30, 2006
	Paid in Capital	Capital Revalued Reserve	Other Reserves	Accumulated Income	Interim Dividends	Net Income	Paid in Capital	Capital Revalued Reserve	Other Reserves	Accumulated Income	Interim Dividends	Net Income
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	202,060,999	0	0	10,005,036	(13,438,065)	74,355,094	197,904,994	0	(201,145)	26,334,355	(11,640,959)	56,039,346
Distribution of prior-year income	0	0	0	60,917,029	13,438,065	(74,355,094)	0	0	0	44,398,387	11,640,959	(56,039,346)
Final dividend prior year	0	0	0	(8,876,966)	0	0	0	0	0	(5,172,908)	0	0
Translation adjustment reserve	0	0	(1,951,883)	0	0	0	0	0	5,116,042	0	0	0
Extraordinary dividend charged to accumulated income	0	0	0	(52,040,412)	0	0	0	0	0	(55,880,179)	0	0
Capital revalued	0	3,839,159	33,256	616,509	0	0	0	2,176,955	(2,213)	228,584	0	0
Income for the period	0	0	0	0	0	35,014,442	0	0	0	0	0	30,949,277
Interim dividends	0	0	0	0	(5,588,018)	0	0	0	0	0	(4,470,414)	0
Ending balance	202,060,999	3,839,159	(1,918,627)	10,621,196	(5,588,018)	35,014,442	197,904,994	2,176,955	4,912,684	9,908,239	(4,470,414)	30,949,277
Price level restated balances							203,644,239	2,240,087	5,055,152	10,195,578	(4,600,056)	31,846,806

Changes in Shareholders’ Equity Number of Shares
Series	Subscribed Shares	Paid in shares	Number of shares with voting rights
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

Series	Subscribed Capital	Paid in Capital
	ThCh$	ThCh$
A	98,952,497	98,952,497
B	98,952,497	98,952,497

1.- Other Reserves

Balance of Other Reserves is composed as follows
		June 30,
		2007	2006
		ThCh$	ThCh$

Reserve for cumulative translation adjustments(1)		(2,946,834)	4,027,024
Reserve for technical reappraisal of property, plant and equipment		77,177	67,110
Other		951,030	961,018
Total		(1,918,627)	5,055,152

(1)The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:
		Balance	Foreign exchange generated during the period	Reserve Release / Realized (*)
Company	January 1, 2007	Investment		June 30, 2007
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(797,435)	(2,156,450)	478,182	(2,475,703)
Embotelladora del Atlántico S. A.	1,552,759	(2,023,890)	0	(471,131)
Total	755,324	(4,180,340)	478,182	(2,946,834)

Reserve realized in the amount of ThCh$478,182, resulted from dividends paid by our subsidiary Río de Janeiro Refrescos Ltda. for a total amount of ThUS$47,839.-

NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES

	For the period ended June 30,
	2007	2006
	ThCh$	ThCh$
Other non-operating income during the period was as follows:
Recovery of prior year taxes	2,013,027	0
Provision adjustment obsolescence fixed asset	727,528	0
Income on sale of property, plant and equipment	133,033	271,143
Other income	297,489	168,798
Sub-total	3,171,077	439,941
Translation of Financial Statements (1)	1,124,549	17,396
Total	4,295,626	457,337
Other non-operating expenses during the period was as follows:
Obsolescence and write-offs of property, plant and equipment	(433,451)	(22,796)
Conversion adjustment reserve realized (2)	(478,182)	(160,285)
Loss on sale of property, plant and equipment	(359,883)	(18,094)
Provision for labor and commercial lawsuits	(260,129)	(314,502)
Provision for loss in Centralli investment	(43,152)	(26,459)
Others	(506,940)	(432,003)
Total	(2,081,737)	(974,139)

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N°64 issued by the Chilean Institute of Accountants

(2) This refers to the release of conversion adjustment reserves due to dividend payments carried out at our subsidiary Rio de Janeiro Refrescos Ltda. during the first half of 2007 and 2006, respectively

NOTE 29 - PRICE-LEVEL RESTATEMENT

		June 30, 2007	June 30, 2006
		ThCh$	ThCh$
Assets - (charges)/credits	Index
Inventories	CPI	(77,815)	(306,311)
Property, plant and equipment	CPI	1,441,899	827,441
Investments in related companies	CPI	4,040,264	1,545,147
Cash, Time Deposits, Marketable Securities	CPI	219,066	113,091
Trade Accounts Receivable, Notes Receivable	UF	0	13
Trade Accounts Receivable, Notes Receivable	CPI	0	(38)
Accounts payable from related companies - short term	CPI	540,362	284,882
Recoverable taxes	CPI	65,618	32,243
Other current assets	UF	244,654	6,924
Other current assets	CPI	(25,107)	109,208
Other long term assets	UF	6,307	0
Other long term assets	CPI	1,353,465	1,058,869
Cost and expense accounts	CPI	1,166,188	1,004,545
Total (charges) credits		8,974,901	4,676,014

Liabilities - (charges)/credits
Shareholders’ equity	CPI	(4,488,925)	(2,473,021)
Short and long term bank liabilities	CPI	0	(45,674)
Short and long term bonds payable	UF	(1,227,399)	(893,441)
Short and long term bonds payable	CPI	(324,155)	(207,255)
Other current liabilities	UF	(92,018)	(106,397)
Other current liabilities	CPI	(210,904)	(223,646)
Other long term liabilities	CPI	(72,021)	(21,842)
Accounts payable to related companies long term	UF	(238,823)	0
Accounts payable to related companies short term	CPI	(646,496)	0
Accounts payable to related companies long term	CPI	0	(11,412)
Income accounts	CPI	(1,590,551)	(1,280,757)
Total (charges) credits		(8,891,292)	(5,263,445)
Price-level restatement gain (loss)		83,609	(587,431)

NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES

	Currency	June 30, 2007	June 30, 2006
		ThCh$	ThCh$
Assets - (charges)/credits
Cash	US$	23,450	(373,202)
Marketable securities (net)	US$	(699,264)	(91,371)
Other receivables (net)	US$	(127)	236,202
Accounts receivable related companies	US$	(1,375,599)	2,980,357
Inventories (net)	US$	(9,513)	28,671
Other current assets	US$	172,627	5,138
Property, plant & equipment	US$	(5,739)	5,750
Other assets	US$	(1,775,606)	3,720,316
Time deposits	EUROS$	0	1,209,853
Time deposits	US$	(420)	705
Trade accounts receivable	US$	0	(1,010)
Total (charges) credits		(3,670,191)	7,721,409

Liabilities - (Charges) / credits
Short term liabilities with banks and financial institutions	US$	0	(540,798)
Bonds payable	US$	(39,065)	(155,522)
Accounts payable	US$	(1,744)	(43,710)
Provisions	US$	(3,676)	10,239
Other current liabilities	US$	(42,941)	(33,605)
Long term bonds payable	US$	564,424	(790,796)
Withholdings	US$	0	(2)
Total (charges) credits	US$	476,998	(1,554,194)
Foreign exchange gain (loss) on income	US$	(3,193,193)	6,167,215

NOTE 31 - EXTRAORDINARY ITEMS

There were no extraordinary items in 2007 and 2006.

NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discounts have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:

Debt issue costs and discounts amounted to ThCh$3,239,428.  Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2007 amounted to ThCh$147,252 and ThCh$160,339 in 2006.

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

The following table presents an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows.

Expected Cash Flows	June 30, 2007	Maturity Date	June 30, 2006	Maturity Date
Expenses	ThCh$		ThCh$
Dividend payments	52,042,412	05-Jul-07
Dividend payments	5,588,018	26-Jul-07	(4,600,056)	26-Jul-06
Additions to property, plant and equipment	1,207,825	31-Aug-07	(1,490,355)	31-Aug-06
Additions to property, plant and equipment	621,285	31-Jul-07	(255,764)	31-Jul-06
Additions to property, plant and equipment	63,810	30-Sep-07
Total expenses	59,523,350		(6,346,175)

Income
Sale of property, plant and equipment	9,852	15-Aug-07	4,429	15-Aug-06
Total income	9,852		4,429

Total net	59,533,202		(6,341,746)

NOTE 34 - DERIVATIVE CONTRACTS

						Hedged item or transaction			Assets/liabilities
Derivative	Contract	Value	Maturity Period	Specific Item	Position purchase/ sale	Concept	Amount	Hedged item value	Item	Net Carrying Values	Realized Income	Deferred Income (loss)
		ThCh$					ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
SWAP	CCPE	2,702,945	3Q07	US$ Exchange Rate	S	Long term bonds US$	3,524,950	2,817,176	Other long term and current assets	1,279,796	89,914	(1,504)
SWAP	CCPE	39,527,123	4Q07	US$ Exchange Rate	S	Long term bonds US$	45,346,950	39,514,500	Other long term and current assets	10,534,832	1,187,286	869,911
SWAP	CCPE	8,070,441	1Q08	US$ Exchange Rate	S	Long term bonds US$	10,574,850	8,033,783	Other long term and current assets	3,814,868	268,366	(21,179)
SWAP	CCPE	8,022,880	3Q08	US$ Exchange Rate	S	Long term bonds US$	10,574,850	8,256,078	Other long term and current assets	3,789,439	265,857	37,796
SWAP	CCPE	13,167,268	3Q08	US$ Exchange Rate	S	Long term bonds US$	16,979,441	13,132,136	Other long term and current assets	6,100,826	433,278	278,945
SWAP	CCPE	5,422,542	1Q13	US$ Exchange Rate	S	Long term bonds US$	6,985,500	5,423,956	Other long term and current assets	2,551,502	179,059	787,865
FR	CCTE	8,909,867	3Q07	US$ Exchange Rate	P	Suppliers Foreign Currecny	8,949,771	0	Other current assets and liabilities	80,188	0	80,188
FR	CCTE	14,534,370	3Q07	US$ Exchange Rate	S	Suppliers Foreign Currecny	14,532,561	0	Other current assets and liabilities	172,555	0	(172,555)
FR	CCTE	34,110,641	4Q07	US$ Exchange Rate	P	Suppliers Foreign Currecny	34,187,945	0	Other current assets and liabilities	279,047	0	279,047
FR	CCTE	3,193,299	4Q07	US$ Exchange Rate	S	Suppliers Foreign Currecny	3,161,120	0	Other current assets and liabilities	58,281	0	(58,281)
FU	CCPE	412,423	3Q07	Raw Material Prices	S	Future Purchases Raw Materials	448,930	385,290	Other current assets	32,560	0	32,560
FU	CI	347,362	3Q07	Raw Material Prices	S	Future Purchases Raw Materials	0	0	Other current assets	81,023	7,043	0
FU	CCPE	804,262	4Q07	Raw Material Prices	S	Future Purchases Raw Materials	884,646	732,928	Other current assets	55,715	0	55,715
FU	CI	319,395	4Q07	Raw Material Prices	S	Future Purchases Raw Materials	0	0	Other current assets	81,912	11,497	0
FU	CCPE	487,343	1Q08	Raw Material Prices	S	Future Purchases Raw Materials	503,578	439,594	Other current assets	66,707	0	66,707
FU	CI	499,948	1Q08	Raw Material Prices	S	Future Purchases Raw Materials	0	0	Other current assets	110,472	27,078	0

NOTE 35 - CONTINGENCIES AND RESTRICTIONS

a.

Litigation and other legal actions:

Andina and its subsidiaries are involved or likely to be involved in material judicial or out-of-court litigation that, in the opinion of its legal advisors, could result in relevant gains or losses for the Company.

Current lawsuits and other legal actions are described below.

1)

Embotelladora del Atlántico S.A. faces labor and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$1,492,302 (ThCh$1,861,745 in 2006).  In accordance with its legal counsel’s opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

2)

Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$975,166 (ThCh$18,687,457 in 2006).  In accordance with its legal counsel’s opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

3)

Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$64,696 (ThCh$66,156 in 2006).   In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b.

Restrictions

The bond issue and placement on the US market for US$ 350 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder’s equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include: (i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term bonds payable-promissory notes, (iv) short-term portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable.  Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated “Región Metropolitana”, as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company’s Consolidated Operating Cash Flows.

c.

Direct guarantees

Guarantees at June 30, 2007 are presented on the following table:

	Debtor			Assets involved		Balances pending at end of period June 30		Release of Guaranty
Guarantee creditor	Name	Relation	Type of guarantee	Type	Book value	2007	2006	June 30, 2009
					ThCh$	ThCh$	ThCh$	ThCh$
ESTADO RIO DE JANEIRO	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Mortgage	Real Estate Judicial Deposit	11,865,529	11,107,630	10,415,224	0
UNIAO FEDERAL	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Mortgage	Real Estate Judicial Deposit	0	0	70,658	0
PODER JUDICIARIO	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Judicial Deposit	Judicial Deposit	8,580,391	0	0	0
ADUANA DE BUENOS AIRES	EMBOTELLADORA DEL ATLANTICO S.A.	Subsidiary	Guaranty	Inventories	2,057,360	0	0	0
AGA S.A.	EMBOTELLADORA ANDINA S.A.	Parent Company	Guaranty Receipt	Guaranty Receipt	0	158,058	166,525	158,058
MUNICIPALIDAD DE SANTIAGO	EMBOTELLADORA ANDINA S.A.	Parent Company	Guaranty Receipt	Guaranty Receipt	0	10,430	0	0

NOTE 36 - GUARANTEES FROM THIRD PARTIES

Guarantor	Relationship	Type of Guarantee	Amount	Currency	Transaction
Russel W. Coffin	Subsidiary	Letter of Credit	47,922,759	USD	Purchase of Nitvitgov Refrigerantes S.A.
CONFAB	Subsidiary	Mortgage	30,000,000	USD	Purchase of Rio de Janeiro Refrescos Ltda.
Other clients	Subsidiary	Deposits	2,464,009	USD	Guaranty over containers
Soc. Com. Champfer	Subsidiary	Mortgage	1,105,804	USD	Distributor credit
Constructora Inarco S.A.	Parent Company	Policy	29,960	UF	Construction Agreement Puente Alto Distribution Center
Empresa Constructora Precon S.A.	Parent Company	Receipt	26,596	UF	Construction Agreement Maipu Distribution Center
Mac Coke Dist. Beb.	Subsidiary	Mortgage	622,988	USD	Distributor credit
AGA S.A.	Parent Company	Receipt	600,000	USD	Supplier Agreement
MAESTRANZA JOMA S.A.	Parent Company	Receipt	294,738	ThCh$	Construction Agreement Puente Alto-Maipu Distribution Centers
ESTRUCTURAS METALICAS LTDA	Parent Company	Receipt	294,738	ThCh$	Construction Agreement Puente Alto-Maipu Distribution Centers
METALURGICA METTAL LTDA	Parent Company	Receipt	294,738	ThCh$	Construction Agreement Puente Alto-Maipu Distribution Centers
EIFFEL CONSTRUCCIONES METALICAS LTDA	Parent Company	Receipt	294,738	ThCh$	Construction Agreement Puente Alto-Maipu Distribution Centers
Franciscana Dist.	Subsidiary	Mortgage	550,306	USD	Distributor credit
Dist. Real Cola (Apucarana)	Subsidiary	Mortgage	539,923	USD	Distributor credit
Zulmer Comércio de Bebidas	Subsidiary	Mortgage	441,283	USD	Distributor credit
ASXT Fluminense Distrib.Bebidas	Subsidiary	Mortgage	373,793	USD	Distributor credit
ATANOR - S.C.A	Subsidiary	Guaranty	357,087	USD	Supplier
LEDESMA - SAAI -	Subsidiary	Guaranty	352,590	USD	Supplier
Motta Distribuidora de Beb	Subsidiary	Mortgage	337,452	USD	Distributor credit
LEDESMA - SAAI -	Subsidiary	Guaranty	330,565	USD	Supplier
Aguiar Distrib.de Bebidas Ltda	Subsidiary	Mortgage	311,494	USD	Distributor credit
Rosas de Casimiro	Subsidiary	Mortgage	295,919	USD	Distributor credit
Clauver Nova Dist Beb Ltda	Subsidiary	Mortgage	181,705	USD	Distributor credit
Catering Argentina S.A.	Subsidiary	Guaranty	123,812	USD	Supplier

NOTE 37 - LOCAL AND FOREIGN CURRENCY -   ASSETS

		June 30	June 30
		2007	2006
	Currency	Amount	Amount
		ThCh$	ThCh$
Current Assets
Cash	Non-indexed Ch$	5,008,363	3,583,921
-	US$	21,113,943	57,181
-	AR$	840,100	508,452
-	R$	4,218,128	1,396,965
Time Deposits	EURO	0	10,729,692
-	Non-indexed Ch$	16,014,048	0
-	US$	3,308,353	23,718,413
-	AR$	0	557,595
-	R$	154,548	584,723
Marketable Securities (Net)	Non-indexed Ch$	876,815	6,963,962
-	US$	24,644,155	15,160,910
-	AR$	1,397,088	0
-	R$	0	2,571,124
Trade Accounts Receivable (Net)	Non-indexed Ch$	10,159,672	10,916,067
-	US$	559,379	621,295
-	AR$	1,638,236	1,122,780
-	R$	10,708,075	8,607,782
Notes Receivable	Non-indexed Ch$	4,372,009	3,858,749
-	AR$	330,897	289,119
-	R$	2,458,293	1,552,803
Other debtors (Net)	Non-indexed Ch$	2,016,666	2,530,510
-	US$	448,171	7,825,107
-	AR$	424,781	1,045,038
-	R$	4,825,939	4,742,155
Notes receivable related companies	Non-indexed Ch$	927,840	1,117,164
Inventories (Net)	Non-indexed Ch$	5,140,761	4,725,641
-	US$	2,109,777	3,261,182
-	AR$	4,438,489	3,450,705
-	R$	11,571,995	9,885,677
Recoverable taxes	Non-indexed Ch$	1,271,710	301,983
-	US$	259,098	846,418
-	AR$	777,722	991,046
-	R$	2,289,595	7,104,692
Prepaid expenses	Non-indexed Ch$	1,319,488	1,506,718
-	US$	73,285	72,503
-	AR$	243,790	187,703
-	R$	665,047	417,301
Deferred taxes	AR$	248,912	0
-	R$	257,216	0
Other current assets	Indexed Ch$	895,279	41,585
-	Non-indexed Ch$	447,012	1,517,560
-	US$	21,137,994	3,902,148
-	AR$	700,090	2,064,225
-	R$	2,083,213	1,431,949
Property, plant and equipment
Property, plant and equipment	Indexed Ch$	68,596,754	63,609,343
-	US$	80,240,022	81,819,829
Other assets
Investment in related companies	Indexed Ch$	17,949,977	18,997,628
-	US$	869,180	1,264,636
-	R$	1,722,182	1,523,260
Investment in other companies	US$	13,243	14,681
-	Indexed Ch$	43,373	43,369
Goodwill	Indexed Ch$	1,099,950	638,289
-	US$	62,437,424	73,520,860
Long term debtors	Indexed Ch$	10,390	52,097
-	R$	39,979	48,298
-	AR$	14,622	29,084
Notes receivable related companies	Indexed Ch$	36,176	35,492
Deferred Taxes	Non-indexed Ch$	0	173
-	AR$	0	178,555
Intangibles	AR$	420,521	443,047
Amortization	US$	(262,341)	(260,522)
Others	Indexed Ch$	0	2,207,269
-	Non-indexed Ch$	2,980,148	6,052,118
-	US$	78,058,594	114,239,657
-	AR$	2,225,529	2,631,456
-	R$	13,127,073	5,451,536
Total Assets	Non-indexed Ch$	50,534,532	43,074,566
	US$	295,010,277	326,064,298
	AR$	13,700,777	13,498,805
	R$	54,121,283	45,318,265
	EURO	0	10,729,692
	Indexed Ch$	88,631,899	85,625,072

NOTE 37 - LOCAL AND FOREIGN CURRENCY - SHORT-TERM LIABILITIES

	Currency	Up to 90 days				90 days to 1 year
		June 30, 2007		June 30, 2006		June 30, 2007		June 30, 2006
		Amount	Int. Rate	Amount	Int. Rate	Amount	Int. Rate	Amount	Int. Rate
Short term bank liabilities		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
-	AR$	0		0		0		0
-	R$	0		2.497.504		338.615		0
Long term bank liabilities	R$	0		0		0		528.159
Bonds payable	Indexed Ch$	6.575.900	6,9%	12.821.251	7,0%	6.145.976	6,9%	0
-	US$	335.915	6,2%	353.910	6,2%	16.899.591	7,35%	0
Dividends payable	Non-Indexed Ch$	57.844.398		5.028.307		0		0
Accounts payable	Non-Indexed Ch$	14.383.498		15.203.572		0		0
-	US$	2.369.285		1.213.767		0		0
-	AR$	4.874.037		6.612.769		0		0
-	R$	8.215.350		8.352.543		0		0
-	EURO$	2.181		0		0		0
Other creditors	AR$	79.169		46.028		34.665		43.172
-	R$	3.977.771		2.920.899		0		0
-	US$	176.764		0		0		0
Notes and accounts payable related companies	Non-Indexed Ch$	1.044.603		3.191.778		0		0
-	US$	1.359.451		946.837		0		0
-	AR$	0		696.019		0		0
-	R$	1.485.606		2.199.094		0		0
Provisions	Non-Indexed Ch$	723.803		769.596		0		0
-	AR$	0		144		0		0
-	R$	2.499.897		0		0		0
Withholdings	Non-Indexed Ch$	3.961.818		7.366.482		0		0
-	AR$	3.843.936		2.754.769		0		0
-	R$	0		0		1.723.155		3.221.120
Income Tax Provision	Non-Indexed Ch$	650.307		2.490.736		0		0
-	AR$	0		0		161.251		197.043
-	R$	2.489.082		0		0		2.730.531
Unearned Income	Non-Indexed Ch$	546.382		497.216		0		0
Deferred Taxes	Non-Indexed Ch$	0		756.404		0		0
-	AR$	0		0		0		111.373
Other current liabilities	Non-Indexed Ch$	4.335.225		3.707.696		0		0
Total Current Liabilities	Non-Indexed Ch$	83.490.034		39.011.787		0		0
	US$	4.241.415		49.265.907		16.899.591		0
	AR$	8.797.142		10.109.729		195.916		351.588
	R$	18.667.706		15.970.040		2.061.770		6.479.810
	Indexed Ch$	6.575.900		12.821.251		6.145.976		0
	EURO$	2.181		0		0		0

NOTE 37 - LOCAL AND FOREIGN CURRENCY - LONG TERM LIABILITIES AS OF JUNE 30, 2007

	Currency	1 to 3 years		3 to 5 years			5 to 10 years		Over 10 years
		Amount	Average int rate %	Amount	Average int rate %	Amount	Average int rate %	Amount	Average int rate %
		ThCh$		ThCh$		ThCh$		ThCh$

Current portion of long term bank liabilities	R$	778,427		0		0		0
Bonds payable	US$	0		0		0		2,107,441	7.63%
-	Indexed Ch$	4,053,511	6.90%	8,106,992	6.90%	20,267,479	6.90%	36,481,446	6.90%
Other creditors	AR$	104,077		0		0		0
-	R$	0		30,234		0		0
Notes and accounts payable related companies	Non-indexed Ch$	3,403,981		0		0		0
Provisions	Non-indexed Ch$	710,908		0		0		5,141,982
-	AR$	1,492,302		0		0		0
-	R$	9,829,015		0		0		0
Deferred taxes	Non-indexed Ch$	1,683,980		0		0		0
-	AR$	0		607,690		0		0
-	R$	4,768,053		0		0		0
Other liabilities	Non-indexed Ch$	0		0		5,057,522		0
-	AR$	0		222,346		2,001,118		0
-	R$	2,811,990		0		0		0
Total Long term liabilities
	R$	18,187,485		30,234		0		0
	US$	0		0		0		2,107,441
	Indexed Ch$	4,053,511		8,106,992		20,267,479		36,481,446
	AR$	1,596,379		830,036		2,001,118		0
	Non-indexed Ch$	5,798,869		0		5,057,522		5,141,982

NOTE 37 - LOCAL AND FOREIGN CURRENCY - LONG TERM LIABILITIES AS OF JUNE 30, 2006

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Average int rate %	Amount	Average int rate %	Amount	Average int rate %	Amount	Average int rate %
		ThCh$		ThCh$		ThCh$		ThCh$
Long term bank liabilities	R$	334z,005		0		0		0
Bonds Payable	US$	17,804,866	7.00%	0		0		2,220,335	7.63%
-	Indexed Ch$	12,327,341	6.20%	8,130,349	6.50%	17,238,831	6.50%	43,738,662	6.50%
Other creditors	AR$	142,599		0		0		0
	R$	0		48,599		0		0
Notes and accounts payable related companies	Non-indexed Ch$	3,808,476		0		0		0
Provisions	Indexed Ch$	0		0		0		4,567,033
-	Non-indexed Ch$	618,605		0		0		0
-	AR$	1,861,745		0		0		0
-	R$	18,687,457		0		0		0
Other liabilities	Non-indexed Ch$	89,443		4,742,688		0		0
	AR$	0		224,896		0		2,024,064
	R$	2,105,241		0		0		0
Total long term liabilities
	R$	21,126,703		48,599		0		0
	US$	17,804,866		0		0		2,220,335
	Indexed Ch$	12,327,341		8,130,349		17,238,831		48,305,695
	AR$	2,004,344		224,896		0		2,024,064
	Non-indexed Ch$	4,516,524		4,742,688		0		0

NOTE 38 – PENALTIES

The Company has not been subject to penalties by the SVS or any other administrative authority.

NOTE 39 - SUBSEQUENT EVENTS

There are no matters to be reported which have occurred between the closing period of June 30, 2007 and the date of preparation of these financial statements that may have an impact over Company assets, liabilities and/or results.

NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 – ENVIRONMENT

The Company has disbursed ThCh$1,039,245 to improve its industrial process, industrial waste metering equipment, laboratory analyses, environmental impact consultancy and other studies.  Future commitments, which are all short-term and for the same concepts, amount to ThCh$3,082,230.-

ANALYSYS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Highlights

•

Operating Income reached US$38.4 million during the Second Quarter of 2007, increasing 26.7% compared to the same period of the previous year.  Operating Margin was 14.6%.

•

Consolidated Sales Volume for the Second Quarter amounted to 95.6 million unit cases, an increase of 5.7% during the quarter.

•

Second Quarter EBITDA totaled US$52.5 million, representing an increase of 16.1. % compared to the Second Quarter of 2006. EBITDA Margin was 19.9%.

•

Net Income for the Second Quarter of 2007 reached US$24.2 million, 25% higher than the figure recorded in the Second Quarter of 2006.

•

Consolidated Operating Income reached US$92.6 million during the period ended June 30, 2007, 17.6% higher than the figure recorded as of June 30, 2006.  Operating Margin was 16.4%.

•

Consolidated Sales Volume for the period ended June 30, 2007 totaled 209.7 million unit cases, an increase of 6.0% compared to 2006.

•

Consolidated EBITDA for the period ended June 30, 2007 amounted to US$120.2 million, an increase of 10.9%.  EBITDA Margin was 21.3%.

•

Net Income for the First Half of 2007 reached US$66.5 million, 9.9% higher than the First Half of 2006.

Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

“For the Second Quarter of 2007, the Company reported satisfactory results. In terms of volume and cash generation, Andina continues on a path of growth that for this period was mainly driven by our Brazilian operations.   It is worth mentioning that during the Second Quarter of 2007 we launched several products in the Light (Diet) and Still beverages categories which have been very successful in the three countries where Andina operates.  We are confident that the remainder of 2007 will prove to be a good one for Andina.”

CONSOLIDATED SUMMARY

First Half ended June 30, 2007 vs. First Half ended June 30, 2006

During the First Half of 2007, the Company reported solid results, due to growth in volume, increases in real prices and positive macro-economic surroundings. The average 6.5% appreciation of the Brazilian real has had a positive impact over our dollar-denominated cost and the translation of figures.  The Chilean and Argentine peso remained relatively stable, with an average depreciation of 1.5% and 0.9%, respectively.

Consolidated Sales Volume amounted to 209.7 million unit cases, an increase of 6.0%.  Soft Drinks increased 5.6%, while the Juices, Waters and Beer categories together increased by 10.8%.

Net Sales amounted to US$563.5 million, 12.8% higher than 2006.  This was a result of higher volumes and price adjustments in the three countries where the Company operates and the favorable exchange rate in Brazil upon the translation of figures.

Cost of Sales per unit case increased 3.3% compared to the First Half of 2006, mainly due to the increase of costs in important raw materials such as sugar and concentrate (due to price increases) and higher labor costs.  These were partially offset by the appreciation of the Brazilian real and the decrease of PET resin costs at the consolidated level.

On the other hand, SG&A expenses increased 17.2% as a result of higher volumes, increases in advertising expenses, and freight fees, which rose due to higher labor costs and fuel prices.

Consolidated Operating Income amounted to US$92.6 million, a 17.6% increase compared to the First Half of 2006. Operating Margin was 16.4%, an increase of 60 basis points.

Consolidated EBITDA amounted to US$120.2 million, an increase of 10.9%. EBITDA Margin was 21.3%, a decrease of 40 basis points.

Second Quarter 2007 vs. Second Quarter 2006

Consolidated Sales Volume for the Second Quarter of 2007 reached 95.6 million unit cases, a 5.7% increase compared to the same period of the previous year.

Net Sales amounted to US$263.7 million, representing a 15.6% improvement compared to the Second Quarter of 2006, mainly due to increased volumes and a significant increase in average income in the three countries in where the Company operates.

Cost of Sales per unit case increased 4.6%, mainly explained by the previously-mentioned circumstances during the First Half of 2007.

SG&A expenses increased 21.2%, as a result of increased volumes, higher freight fees and the increase in advertising expenses.

Consolidated Operating Income amounted to US$38.4 million, a 26.7% increase compared to the Second Quarter of 2006.

Operating Margin was 14.6%, an increase of 130 basis points.

Finally, Consolidated EBITDA amounted to US$52.5 million, a 16.1% improvement compared to the same period of the previous year. EBITDA Margin was 19.9%, representing an increase of 10 basis points compared to the Second Quarter of 2006.

SUMMARY BY COUNTRY

CHILE

First Half ended June 30, 2007 vs. First Half ended June 30, 2006

During the First Half of 2007, Sales Volume amounted to 70.7 million unit cases; a 3.5% growth impacted by the harsh winter season, but partially offset by the significant launch of Coca-Cola Zero during the period. This increase was also impacted by increased Soft Drink volumes (+3.2%), as well as an increase in the Juices and Waters segment (+4.6%).

Net Sales amounted to US$209.7 million, a 4.7% improvement compared to the previous year, as a result of higher volumes and price adjustments

Operating Income was 9.6% higher than the figure reported in the same period of 2006, amounting to US$50.0 million.

Operating Margin was 23.8%, an increase of 100 basis points compared to the previous year.

EBITDA amounted to US$61.2 million, 4.2% higher than the EBITDA figure recorded in 2006.  EBITDA Margin was 29.2%, a decrease of 10 basis points.

Second Quarter 2007 vs. Second Quarter 2006

During the Second Quarter of 2007 Sales Volume amounted to 31.9 million unit cases, a 1.1% growth compared to the same period of the previous year, strongly impacted by the low temperatures of this winter season, one of the coldest during the past 25 years. Soft Drinks increased by 0.7%, while Juices and Waters increased 3.4%.

Net Sales amounted to US$94.9 million, reflecting a growth of 3.0%, driven by the increase in real prices.

Cost of Sales per unit case decreased a 0.7%.  This lower cost is mainly explained by a decrease in PET resin and carbon dioxide along with a decrease in depreciation due to the end of the useful life period for certain fixed assets.  These were partially offset by the increase in the costs of sugar and concentrate (due to increased prices).

Operating Income amounted to US$20.7 million, a 7.5% improvement compared to the Second Quarter of 2006.  Operating Margin was 21.8%, an increase of 90 basis points.

EBITDA amounted to US$26.5 million, a 2.6% increase regarding the EBITDA figure recorded during the same period of the previous year.  EBITDA Margin was 27.9%, a decrease of 10 basis points.

BRAZIL

First Half ended June 30, 2007 vs. First Half ended June 30, 2006

Sales Volume amounted to 84.2 million unit cases, representing a 6.5% growth compared to 2006.

Net Sales reached US$241.7 million, increasing 19.5% compared to the previous year.  This significant increase was a result of volume growth, price adjustments and the favorable exchange rate upon the translation of figures.

Cost of Sales per unit case increased 7.7%.  Higher freight fees and revaluation of the Brazilian real led to an increase of SG&A expenses of 25.3%.

Operating Income increased 27.8%, amounting to US$35.9 million. Operating Margin was 14.8%, an improvement of 90 basis points.

EBITDA amounted to US$45.6 million, an increase of 21.2%, with an EBITDA Margin of 18.9%, increasing 30 basis points compared to the previous period.

Second Quarter 2007 vs. Second Quarter 2006

Sales Volume for the Second Quarter of 2007 amounted to 39.9 million unit cases, representing an 8.6% increase compared to the Second Quarter of 2006.   The launch of Coca-Cola Zero in May of 2007 partially impacted this important growth.

Net Sales reached US$118.7 million, representing a significant increase of 26.2%.  This growth along with higher volumes is explained by price adjustments during the period, as well as the appreciation of the Brazilian exchange rate which had a positive impact upon translating figures into US dollars.

Cost of Sales per unit case grew 8.3% mainly explained by the increase in concentrate (resulting from price adjustments) and PET resin (due to the loss of certain tax benefits which the Company had during 2006); along with the figure conversion effect that negatively impacts the costs.   These factors were partially offset by the decrease in the cost of sugar.

Operating Income reached US$17.4 million, an improvement of 57%, while Operating Margin was 14.6%, an improvement of 280 basis points.

Finally, EBITDA amounted to US$22.4 million, a 40.3% improvement compared to the US$16 million recorded during the Second Quarter of 2006.   EBITDA Margin was 18.9%, an increase of 190 basis points compared to the previous period.

ARGENTINA

First Half ended June 30, 2007 vs. First Half ended June 30, 2006

Sales Volume reached 54.8 million unit cases, an 8.8% improvement compared to the Sales Volume reported in 2006.  This increase was supported by the launch of Coca-Cola Zero in the Light (Diet) segment, and by the increase in salaries.

Net Sales reached US$115.4 million, representing an increase of 13.9%. This increase is explained by higher volumes and price adjustments that took place during the period, partially offset by the effect of the figure translation due the devaluation of the Argentine peso (0.9% on average).

Cost of Sales per unit case increased 1.1%.  SG&A expenses increased 17.5% mainly due to higher salaries, partially offset by the devaluation of the Argentine peso.

Operating Income amounted to US$12.6 million, a significant 29.5% increase. Operating Margin was 10.9%, 130 basis points higher than 2006.

EBITDA reached US$19.3 million, an increase of 15.8% compared to the same period of 2006.  EBITDA Margin increased 30 basis points amounting to 16.7%.

Second Quarter 2007 vs. Second Quarter 2006

Sales Volume for the Second Quarter of 2007 increased 7.4% reaching 23.8 million unit cases.

Net Sales reached US$51.9 million, representing an increase of 17.9% compared to the Second Quarter of 2006.  This is explained by higher volumes and price adjustments during the period, partially offset by the effect of the devaluation of the Argentine peso.

Cost of Sales per unit case increased 6.3%, mainly explained by the increase in the cost of sugar (due to weather factors that impacted domestic production) and concentrate (as a result of higher prices), higher labor costs and fluctuations of the exchange rate upon the translation of figures. These factors were partially offset by lower PET resin prices.

Operating Income amounted to US$3.2 million, a 41.8% increase. Operating Margin was 6.2%, 110 basis points higher than the Second Quarter of 2006.

Finally, EBITDA reached US$6.5 million, an increase of 14.0%. EBITDA Margin was 12.5% a decrease of 50 basis points compared to the Second Quarter of 2006.

NON-OPERATING RESULTS

First Half ended June 30, 2007 vs. First Half ended June 30, 2006

Non-Operating Results totaled a loss of (US$7.9) million, which compares negatively to a lower accumulated loss of (US$6.2) million recorded during 2006.

This increased loss in the non-operating result line is best explained by:

•

Price Level Restatement: Resulted in a loss compared to a profit recorded in the same period of 2006, due to a lower end of period exchange rate (Ch$526.9 per US$ in 2007 vs. Ch$539.4 per US$ in 2006) over the Company’s U.S. Dollar asset position.

•

Financial Expense/Income (Net):  Reflecting a positive variation due to profits realized in Cross Currency Swap Agreements, resulting from the revaluation of the exchange rate recorded during the First Quarter of 2007 compared to the devaluation in the First Quarter of 2006.

•

Other Income/Expenses:  reflect a positive variation mainly due to the recovery of taxes derived from the settlement of some pending litigations.

Finally, net income amounted to US$66.5 million, an increase of 9.9% compared to the figure recorded in the First Quarter of 2006.

ANALYSIS OF THE BALANCE SHEET

As of June 30, 2007, the Company’s financial assets amounted to US$330.8 million. These represent cash, investments in mutual funds, deposits, structured notes, corporate bonds and sovereign bonds.  70.3% of the total financial investments are U.S. Dollar-denominated. Nevertheless, through “Cross-Currency Swap” agreements executed in 2003 and 2004, part of the portfolio has been converted to Chilean Pesos (UF – Chilean Inflation Indexed Currency), thereby decreasing the amount denominated in U.S. Dollars to 10.6%.

On the other hand, the Company’s total debt was US$193.8 million, with an average annual rate of 7.07% on U.S. Dollar debt, and an average real annual rate of 6.40% on Chilean Peso-denominated debt. The U.S. Dollar-denominated debt represents 19.5% of total debt.

As a result, the Company holds a positive net cash position of US$137.1 million.

II.

 MAIN INDICATORS

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

INDICATORS	Unit	Jun-07	Dec-06	Jun-06	Variance
LIQUIDITY
Current Ratio	Times	1.17	1.30	1.13	0.04
Acid Tests	Times	1.01	1.12	0.97	0.04
Working Capital	MCh$	56,069	22,607	2,689	53,380
ACTIVITY
Investments	MCh$	23,000	37,707	14,643	8,356
Inventory turnover	Times	7.29	15.42	7.82	-0.53
Days of inventory on hand	Days	49.41	23.35	46.04	3.37
INDEBTEDNESS
Debt to equity ratio	%	105.71%	86.94%	111.09%	-5.38%
Short-term liabilities to total liabilities	%	57.01%	52.86%	48.57%	8.45%
Long-term liabilities to total liabilities	%	42.99%	47.14%	51.43%	-8.45%
Interest charges coverage ratio	Times	21.39	23.50	13.66	7.73
PROFITABILITY
Return over equity	%	13.36%	27.10%	12.07%	1.29%
Return over total assets	%	6.83%	14.15%	5.94%	0.89%
Return over operating assets	%	13.96%	30.72%	13.30%	0.67%
Operating income	MCh$	48,813	97,005	41,525	7,288
Operating margin	%	16.44%	17.41%	15.78%	0.66%
EBITDA (1)	MCh$	64,619	130,347	60,187	4,433
EBITDA margin	%	21.77%	23.40%	22.88%	-1.11%
Dividends payout ratio - Series A shares	%	1.65%	6.61%	7.51%	-5.86%
Dividends payout ratio - Series B shares	%	1.69%	6.72%	7.66%	-5.97%

EBITDA (1)   Earnings before income taxes, interests, depreciation, amoritization and extraordinary items.

Liquidity indicators remain solid and stable, Although, the following changes can be observed under short term liabilities:  (i) a significant decrease over bank liabilities due to the maturity during August of 2006 of the US$40 million of our subsidiary in Argentina; and the debt paid during December of 2006 for approximately US$40 million in order to distribute the additional dividend of the prior period (for this period the additional dividend was financed solely with own resources); (ii)  a significant increase in dividends payable since the date of distribution is July 5, 2007 (during 2006, by June 30th, the additional dividend had already been distributed).

Indicators of indebtedness improve mainly due to the decrease in the short term debt already explained; and due to the amortizations of the local bond for an approximate amount of MUS$26 carried out during June 2007 and December 2006.  During the period net financial expenses amounted to Ch$2,191 million and earnings before interests and taxes amounted to Ch$46,868 million, achieving an interest coverage of 21.4 times, significantly higher than the previous period.

Operating profitability indicators and Profitability over Equity benefited from the reasons mentioned in paragraph I.

III.

 ANALYSIS OF BOOK VALUES AND PRSENT VALUE OF ASSETS

With respect to the Company’s main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N° 64 issued by the Chilean Institute of Accountants (controlled in historical dollars).

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company’s participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV.

 ANALYSIS OF THE MAIN COMPONENTS OF CASH FLOW

Cash Flow (MCH$)	June 2007 MCh$	June 2006 MCh$	Variation MCh$	Variation %
Operating	53,894	62,157	(8,263)	-13
Financing	(22,517)	(51,764)	29,247	57
Investment	(591)	(5,197)	4,606	89
Net cash flow for the Period	30,786	5,196	25,590	-492

The Company generated positive net cash flow of MCh$30,786 during the quarter, analyzed as follows:

Operating activities generated a positive net cash flow of MCh$53,894 representing a negative variation regarding the previous year which amounted to Ch$8,263 million.  Principally higher income tax payments during the first half due to better results during 2006 regarding 2005.  Additionally, higher VAT payments are recorded during 2007, mainly as a result of fiscal credits obtained for anticipated purchases that reduce VAT paid during 2006, and this situation is not repeated for the first half of 2007.

Financing activities generated a negative cash flow of MCh$22,517 representing appositive variation of MCh$29,247 mainly because the extraordinary dividend for 2007 was pending to be distributed at the closing of the first half, whereas, the distribution of that dividend during 2006 was already distributed by the closing of the first half.  This was partially offset by the higher loans obtained during 2006 in order to finance the payment of the extraordinary dividend.

Investment activities generated a negative cash flow of MCh$591; with a positive variation of MCh$4,606 regarding the previous year, mainly because of higher sales of investments in financial instruments during the current year, and which is partially offset by higher investments in fixed assets during the first half of 2007 and earned income due to sale of permanent investments collected during 2006 which does not occur during 2007.

V.

 ANALYSIS OF MARKET RISK

Interest Rate Risk

As of June 30, 2006 and 2007, the Company held 100% of its debt obligations at fixed-rates.  Consequently, the risk fluctuation of market interest rates regarding the Company’s cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates.  For the period the breakdown for each is the following:

Chilean peso:

37%

Brazilian real:

43%

Argentine peso:

20%

Since the Company’s sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars which mainly correspond to payment to suppliers for raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, those denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 25% and 30% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable.  Likewise commodity coverage instruments have also been utilized.

This document may contain forward-looking statements reflecting Embotelladora Andina SA’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance.  Among the factors that can cause performance to differ materially are:  political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions.

Embotelladora Andina S.A.
Second Quarter Results for the period ended June 30, Chilean GAAP
(In millions of constant 06/30/07 Chilean Pesos, except per share)

	30/06/2007				30/06/2006
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	31.9	39.9	23.8	95.6	31.5	36.7	22.2	90.4	5.7%
Soft Drink	26.5	37.7	23.6	87.8	26.3	35.2	22.0	83.5	5.1%
Mineral Water	2.0	0.5	0.2	2.7	2.2	0.4	0.2	2.8	-4.5%
Juices	3.4	0.8	0.1	4.2	3.0	0.3	0.0	3.4	25.7%
Beer	NA	0.9	NA	0.9	NA	0.7	NA	0.7	20.0%

NET SALES	50,014	62,529	27,362	138,927	48,574	49,536	23,198	120,149	15.6%
COST OF SALES	(28,608)	(34,159)	(17,480)	(79,270)	(28,502)	(29,045)	(15,314)	(71,700)	10.6%
GROSS PROFIT	21,405	28,370	9,882	59,657	20,073	20,492	7,884	48,449	23.1%
Gross Margin	42.8%	45.4%	36.1%	42.9%	41.3%	41.4%	34.0%	40.3%
SELLING AND ADMINISTRATIVE EXPENSES	(10,486)	(19,214)	(8,189)	(37,889)	(9,918)	(14,660)	(6,690)	(31,269)	21.2%
CORPORATE EXPENSES	0	0	0	(1,517)	0	0	0	(1,195)	27.0%
OPERATING INCOME	10,919	9,156	1,693	20,251	10,154	5,832	1,194	15,985	26.7%
Operating Margin	21.8%	14.6%	6.2%	14.6%	20.9%	11.8%	5.1%	13.3%
EBITDA (1)	13,948	11,793	3,427	27,650	13,591	8,408	3,006	23,810	16.1%
Ebitda Margin	27.9%	18.9%	12.5%	19.9%	28.0%	17.0%	13.0%	19.8%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				1,500				(1,394)	207.6%
RESULTS FROM AFFILIATED				(418)				76	-648.2%
AMORTIZATION OF GOODWILL				(1,615)				(1,676)	-3.7%
OTHER INCOME/(EXPENSE)				1,698				(309)	648.7%
PRICE LEVEL RESTATEMENT (3)				(3,250)				579	-661.1%
NON-OPERATING RESULTS				(2,084)				(2,725)	-23.5%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				18,167				13,261	37.0%

INCOME TAXES				(5,427)				(3,093)	75.5%
MINORITY INTEREST				16				34	NA
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				12,756				10,202	25.0%
Net Margin				9.2%				8.5%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				16.8				13.4
EARNINGS PER ADS				100.7				80.5	25.0%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Second Quarter Results for the period ended June 30, Chilean GAAP
(In millions US$, except per share)
						Exch. Rate :	526.86

	30/06/2007				30/06/2006
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	31.9	39.9	23.8	95.6	31.5	36.7	22.2	90.4	5.7%
Soft Drink	26.5	37.7	23.6	87.8	26.3	35.2	22.0	83.5	5.1%
Mineral Water	2.0	0.5	0.2	2.7	2.2	0.4	0.2	2.8	-4.5%
Juices	3.4	0.8	0.1	4.2	3.0	0.3	0.0	3.4	25.7%
Beer	NA	0.9	NA	0.9	NA	0.7	NA	0.7	20.0%

NET SALES	94.9	118.7	51.9	263.7	92.2	94.0	44.0	228.0	15.6%
COST OF SALES	(54.3)	(64.8)	(33.2)	(150.5)	(54.1)	(55.1)	(29.1)	(136.1)	10.6%
GROSS PROFIT	40.6	53.8	18.8	113.2	38.1	38.9	15.0	92.0	23.1%
Gross Margin	42.8%	45.4%	36.1%	42.9%	41.3%	41.4%	34.0%	40.3%
SELLING AND ADMINISTRATIVE EXPENSES	(19.9)	(36.5)	(15.5)	(71.9)	(18.8)	(27.8)	(12.7)	(59.3)	21.2%
CORPORATE EXPENSES	0.0	0.0	0.0	(2.9)	0.0	0.0	0.0	(2.3)	27.0%
OPERATING INCOME	20.7	17.4	3.2	38.4	19.3	11.1	2.3	30.3	26.7%
Operating Margin	21.8%	14.6%	6.2%	14.6%	20.9%	11.8%	5.1%	13.3%
EBITDA (1)	26.5	22.4	6.5	52.5	25.8	16.0	5.7	45.2	16.1%
Ebitda Margin	27.9%	18.9%	12.5%	19.9%	28.0%	17.0%	13.0%	19.8%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				2.8				(2.6)	207.6%
RESULTS FROM AFFILIATED				(0.8)				0.1	-648.2%
AMORTIZATION OF GOODWILL				(3.1)				(3.2)	-3.7%
OTHER INCOME/(EXPENSE)				3.2				(0.6)	648.7%
PRICE LEVEL RESTATEMENT (3)				(6.2)				1.1	-661.1%
NON-OPERATING RESULTS				(4.0)				(5.2)	-23.5%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				34.5				25.2	37.0%

INCOME TAXES				(10.3)				(5.9)	75.5%
MINORITY INTEREST				0.0				0.1	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				24.2				19.4	25.0%
Net Margin				9.2%				8.5%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.03				0.03
EARNINGS PER ADS				0.19				0.15	25.0%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Six Months Results for the period ended June 30, Chilean GAAP
(In millions of constant 06/30/07 Chilean Pesos, except per share)

	30/06/2007				30/06/2006
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	70.7	84.2	54.8	209.7	68.4	79.1	50.3	197.8	6.0%
Soft Drink	58.3	79.8	54.1	192.2	56.5	75.8	49.7	182.0	5.6%
Mineral Water	6.0	1.0	0.5	7.5	6.3	1.0	0.6	7.8	-3.8%
Juices	6.4	1.5	0.1	8.0	5.6	0.7	0.0	6.3	27.1%
Beer	NA	1.9	NA	1.9	NA	1.6	NA	1.6	17.8%

NET SALES	110,502	127,368	60,811	296,864	105,553	106,615	53,410	263,066	12.8%
COST OF SALES	(61,952)	(71,036)	(37,818)	(168,990)	(60,454)	(61,946)	(34,366)	(154,254)	9.6%
GROSS PROFIT	48,550	56,332	22,993	127,874	45,099	44,669	19,044	108,812	17.5%
Gross Margin	43.9%	44.2%	37.8%	43.1%	42.7%	41.9%	35.7%	41.4%
SELLING AND ADMINISTRATIVE EXPENSES	(22,213)	(37,431)	(16,339)	(75,984)	(21,069)	(29,878)	(13,907)	(64,854)	17.2%
CORPORATE EXPENSES	0	0	0	(3,077)	0	0	0	(2,433)	26.5%
OPERATING INCOME	26,337	18,900	6,654	48,813	24,029	14,792	5,137	41,525	17.6%
Operating Margin	23.8%	14.8%	10.9%	16.4%	22.8%	13.9%	9.6%	15.8%
EBITDA (1)	32,243	24,022	10,148	63,336	30,942	19,825	8,766	57,099	10.9%
Ebitda Margin	29.2%	18.9%	16.7%	21.3%	29.3%	18.6%	16.4%	21.7%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(199)				(5,349)	-96.3%
RESULTS FROM AFFILIATED				187				354	-47.1%
AMORTIZATION OF GOODWILL				(3,229)				(3,353)	-3.7%
OTHER INCOME/(EXPENSE)				1,089				(534)	303.9%
PRICE LEVEL RESTATEMENT (3)				(1,985)				5,597	-135.5%
NON-OPERATING RESULTS				(4,136)				(3,285)	25.9%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				44,677				38,240	16.8%

INCOME TAXES				(9,624)				(6,353)	51.5%
MINORITY INTEREST				(39)				(40)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				35,014				31,847	9.9%
Net Margin				11.8%				12.1%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				46.1				41.9
EARNINGS PER ADS				276.3				251.3	9.9%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Six Months Results for the period ended June 30, Chilean GAAP
(In millions US$, except per share)
						Exch. Rate :	$ 526.86

	30/06/2007				30/06/2006
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	70.7	84.2	54.8	209.7	68.4	79.1	50.3	197.8	6.0%
Soft Drink	58.3	79.8	54.1	192.2	56.5	75.8	49.7	182.0	5.6%
Mineral Water	6.0	1.0	0.5	7.5	6.3	1.0	0.6	7.8	-3.8%
Juices	6.4	1.5	0.1	8.0	5.6	0.7	0.0	6.3	27.1%
Beer	NA	1.9	NA	1.9	NA	1.6	NA	1.6	17.8%

NET SALES	209.7	241.7	115.4	563.5	200.3	202.4	101.4	499.3	12.8%
COST OF SALES	(117.6)	(134.8)	(71.8)	(320.7)	(114.7)	(117.6)	(65.2)	(292.8)	9.6%
GROSS PROFIT	92.1	106.9	43.6	242.7	85.6	84.8	36.1	206.5	17.5%
Gross Margin	43.9%	44.2%	37.8%	43.1%	42.7%	41.9%	35.7%	41.4%
SELLING AND ADMINISTRATIVE EXPENSES	(42.2)	(71.0)	(31.0)	(144.2)	(40.0)	(56.7)	(26.4)	(123.1)	17.2%
CORPORATE EXPENSES	0.0	0.0	0.0	(5.8)	0.0	0.0	0.0	(4.6)	26.5%
OPERATING INCOME	50.0	35.9	12.6	92.6	45.6	28.1	9.8	78.8	17.6%
Operating Margin	23.8%	14.8%	10.9%	16.4%	22.8%	13.9%	9.6%	15.8%
EBITDA (1)	61.2	45.6	19.3	120.2	58.7	37.6	16.6	108.4	10.9%
Ebitda Margin	29.2%	18.9%	16.7%	21.3%	29.3%	18.6%	16.4%	21.7%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(0.4)				(10.2)	-96.3%
RESULTS FROM AFFILIATED				0.4				0.7	-47.1%
AMORTIZATION OF GOODWILL				(6.1)				(6.4)	-3.7%
OTHER INCOME/(EXPENSE)				2.1				(1.0)	303.9%
PRICE LEVEL RESTATEMENT (3)				(3.8)				10.6	-135.5%
NON-OPERATING RESULTS				(7.9)				(6.2)	25.9%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				84.8				72.6	16.8%

INCOME TAXES				(18.3)				(12.1)	51.5%
MINORITY INTEREST				(0.1)				(0.1)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				66.5				60.4	9.9%
Net Margin				11.8%				12.1%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.09				0.08
EARNINGS PER ADS				0.52				0.48	9.9%
(1) : Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Consolidated Balance Sheet
(In million of constant 06/30/07 Chilean Pesos)

ASSETS	06-30-2007	06-30-2006	%Ch	LIABILITIES & SHAREHOLDERS' EQUITY	06-30-2007	06-30-2006	%Ch

Cash + Time deposits + market. Securit.	77,576	65,833	17.8%	Short term bank liabilities	339	49,249	-99.3%
Account receivables (net)	38,870	44,229	-12.1%	Current portion of long term bank liabilities	0	528	-100.0%
Inventories	23,261	21,323	9.1%	Current portion of bonds payable	29,957	13,175	127.4%
Other current assets	32,669	20,386	60.3%	Trade accounts payable and notes payable	95,847	46,455	106.3%
Total Current Assets	172,376	151,771	13.6%	Other liabilities	20,935	24,603	-14.9%
				Total Current Liabilities	147,078	134,010	9.8%
Property, plant and equipment	543,165	533,111	1.9%
Depreciation	(394,329)	(387,682)	1.7%	Long term bank liabilities	778	334	133.1%
Total Property, Plant, and Equipment	148,837	145,429	2.3%	Bonds payable	71,017	101,460	-30.0%
				Other long term liabilities	37,865	38,921	-2.7%
Investment in related companies	20,541	21,786	-5.7%	Total Long Term Liabilities	109,661	140,715	-22.1%
Investment in other companies	57	58	-2.5%
Goodwill	63,537	74,159	-14.3%	Minority interest	1,231	1,204	2.3%
Other long term assets	96,651	131,108	-26.3%
Total Other Assets	180,786	227,111	-20.4%	Stockholders' Equity	244,029	248,382	-1.8%

TOTAL ASSETS	501,999	524,311	-4.3%	TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	501,999	524,311	-4.3%

Financial Highlights
(In million of constant 06/30/07 Chilean Pesos)

ADDITIONS TO FIXED ASSETS	06-30-2007	06-30-2006		DEBT RATIOS	06-30-2007	06-30-2006

Chile	14,317	5,975		Financial Debt / Total Capitalization	0.29	0.40
Brazil	7,229	6,245		Financial Debt / EBITDA L12M	0.77	1.41
Argentina	1,454	2,423		EBITDA L12M+Interest Income / Interest Expense L12M	10.44	7.85
	23,000	14,643		L12M: Last twelve months

* As June 30, 2007, the company's registered a positive net cash position of US$ 137 million. Total debt amounted to US$ 194 million.
Total Cash amounted to US$ 331 million, which includes cash investments accounted for under Other Current Assets as well as Long Term Assets.

MATERIAL EVENTS

During the period between April 1, 2007 and June 30, 2007, the following material events were filed:

Resolutions of the General Shareholders’ Meeting

At the Regular General Shareholders’ Meeting of Embotelladora Andina S.A., held yesterday, April 17, 2007 (hereinafter the “Meeting”), among other matters, the following was resolved:

1.

The distribution of the following amounts as Final Dividend N° 155, on account of the fiscal year ending December 31, 2006:

•

Ch$11.120 (eleven pesos and one hundred and twenty cents) per Series A shares; and

•

Ch$12.232 (twelve pesos and two hundred and thirty two cents) per Series B shares.

This dividend will be available to shareholders beginning April 26, 2007. Regarding payment of this dividend, the Shareholders’ Registry will close on April 20, 2007.

2.

The distribution of an Additional Dividend N° 156 on account of retained earnings:

•

Ch$65.190 (sixty five pesos and one hundred and ninety cents) per Series A shares; and

•

Ch$71.709 (seventy one pesos and seven hundred and nine cents) per Series B shares.

This dividend will be available to shareholders beginning July 5, 2007. Regarding payment of this dividend, the Shareholders Registry will close on June 28, 2007.

3.

The Meeting acknowledged and approved the amendment of the Company’s dividend safeguard and payment procedures that will be in full force and effect beginning with the previously mentioned Final Dividend N° 155.  Current payment procedures, consisting of the payment of dividends within the first seven days at the Company’s corporate domicile and the following days at the offices of DCV, will no longer continue.  The payment of dividends will now solely take place at the offices of DCV, located at Huérfanos 770, 22nd floor, Santiago, in coordination with Banco de Crédito e Inversiones S.A. (“BCI”).  Hence, the new dividend payment procedure considers the participation of DCV Registros S.A., BCI and our Company.

Board Appointments and Committees

The following resolutions were adopted at the Regular Board of Directors Meeting held April 24, 2007:

1.

Mr. Juan Claro was ratified in his position of Chairman of the Board of the Company.

2.

Mr. Salvador Said Somavía was appointed new Vice-Chairman of the Board of the Company.

3.

The Executive Committee was elected, comprised of regular directors José Antonio Garcés Silva, Arturo Majlis Albala, Gonzalo Said Handal and Salvador Said Somavía.

This Committee is also comprised, by virtue of office, by Mr. Juan Claro González, Chairman of the Board, and Mr. Jaime García Rioseco, Chief Executive Officer of the Company.

4.

The current composition of the Article 50-bis Directors Committee (pursuant to the Companies Law) was ratified, which will continue to be comprised of Regular Directors Juan Claro González, José Antonio Garcés Silva and Heriberto Urzúa Sánchez.  Mr. Claro will continue to be the Chairman of this Committee.

5.

The current composition of the Audit Committee under U.S. the Sarbanes–Oxley Act was ratified, which will continue to be comprised of regular directors Juan Claro González, José Antonio Garcés Silva and Heriberto Urzúa Sánchez.  Mr. Claro will continue to be the Chairman of this Committee.

6.

Mr. Pedro Pellegrini Ripamonti, Corporate Legal Manager, was appointed representative or person authorized to receive notifications in absence of Mr. Renato Ramírez Fernández, General Manager.

Legal Strike – Chilean Operations

Embotelladora Andina S.A. informs that Workers’ Union N° of our Company’s Chilean Operations has entered into a legal strike on this date, Wednesday June 6, 2007, within the framework of renewing the Collective Bargaining Agreement.  The strike involves 222 workers affiliated to Workers’ Union N°1 of a total of 886 who work at the Company’s Chilean Bottling facility.

The Collective Bargaining Agreements of the other Unions of the Company’s Chilean operations are in full force and effect and the remaining employees are working normally.

The Company has implemented timely measures to maintain all commercial and production activities in order to supply the market accordingly.

End of Legal Strike – Chilean Operations

Embotelladora Andina S.A. informs that the strike that had been called on June 6, 2007, by its Union No. 1 (comprised of 223 workers out of a total of 886 who work for the company) has ended on June 26, 2007.  With this, the Company and all of its workers have resumed their job functions under complete normality.

INTERIM DIVIDEND NO. 157

As authorized by the Regular Shareholders Meeting held April 17th of this year (the “Meeting”), the Board resolved to distribute the following sums as interim dividend No. 157:

a)

$7.00 (seven pesos) per Series A share; and

b)

$7.70 (seven pesos and seventy cents) per Series B share.

This dividend will be paid on account of income from the 2007 fiscal year and will be available to shareholders beginning July 26, 2007.  The Shareholders’ Registry will close on July 20, 2007 for payment of this dividend.

No other significant events of a financial or any other nature have occurred between June 30, 2007 and the issuance date of these financial statements that affect or may affect the assets, liabilities and/or income of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, April 8, 2008